JOHN HANCOCK FUNDS III
601 Congress Street
Boston, Massachusetts 02210
May 4, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 461 Request for Acceleration of Effective Date
John Hancock Funds III
Post-Effective Amendment No. 25 (File. No. 333-125838)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, John Hancock Funds III (“Trust”), the registrant with respect to the above-referenced Post-Effective Amendment No. 25 under the Securities Act of 1933, as amended (the “Amendment”), and John Hancock Funds, LLC, the distributor of the Trust, hereby requests acceleration of the effective date of the Amendment and that it be declared effective at 9:00 a.m. on Tuesday, May 4, 2010, or as soon as practicable thereafter.
     In connection with this request, we acknowledge the following:
     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and
     3. The Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, JOHN HANCOCK FUNDS III
/s/ David D. Barr
David D. Barr
Assistant Secretary

JOHN HANCOCK FUNDS, LLC
/s/ Jeffrey H. Long
Jeffrey H. Long
Vice President, Finance